CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2010 AND 2009

(Expressed in thousands of Canadian Dollars)

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Northern Dynasty Minerals Ltd.

We have audited the accompanying consolidated financial statements of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2010 and 2009, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Northern Dynasty Minerals Ltd. and subsidiaries as at December 31, 2010 and 2009, and their financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 29, 2011

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Northern Dynasty Minerals Ltd.

We have audited the internal control over financial reporting of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 29, 2011 expressed an unqualified opinion on those financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 29, 2011

Northern Dynasty Minerals Ltd.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		As at
		December 31	December 31
	Note	2010	2009

ASSETS

Non-current assets
Investment in the Pebble Limited Partnership	3	$99,306	$104,937
Mineral property interest	4	1,055	–
		100,361	104,937

Current assets
Balances receivable from a related party	8	75	55
Amounts receivable and other assets	5	3,408	181
Marketable securities		1	2
Cash and cash equivalents	6	40,402	44,895
		43,886	45,133

Total Assets		$144,247	$150,070

EQUITY

Share capital	7	$380,570	$370,660
Reserves		35,114	36,919
Deficit		(275,624)	(261,509)
		140,060	146,070
LIABILITIES

Current liabilities
Balances payable to a related party	8	102	–
Amounts payable and other liabilities	9	452	193
		554	193

Non-current liabilities
Deferred income taxes	13	3,633	3,807
		3,633	3,807

Total Liabilities		4,187	4,000

Total Equity and Liabilities		$144,247	$150,070

The accompanying notes are an integral part of these  consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 29, 2011. They are signed on the  Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Robert A. Dickinson

Ronald W. Thiessen	Robert A. Dickinson
Director	Director

Northern Dynasty Minerals Ltd.
Consolidated Statements of Comprehensive Loss
(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31,
	Note	2010	2009

Expenses
Conference and travel		$288	$349
Donations	7 (b)	12	445
Exploration		1,800	321
Foreign exchange loss		138	130
Impairment loss on marketable securities		–	15
Impairment loss on property, plant and equipment		–	11
Insurance		248	263
Legal, accounting and audit		274	354
Office costs		653	331
Salaries		2,188	1,453
Shareholder communication		431	750
Share-based compensation	7	8,373	8,479
Trust and filing		224	199
Loss from operating activities		14,629	13,100
Interest (income)		(544)	(335)
Loss before tax		14,085	12,765
Income tax expense (recovery)	13	30	(25)
Loss for the year		$14,115	$12,740

Other comprehensive loss (income)
Unrealized loss on available-for-sale marketable securities		1	1
Exchange difference arising on translation of investment in the Pebble Limited Partnership	3	5,631	16,674
Deferred income tax on investment	13	(204)	(609)
Other comprehensive loss		$5,428	$16,066

Total comprehensive loss		$19,543	$28,806

Basic and diluted loss per common share	11	$0.15	$0.14

The accompanying notes are an integral part of these  consolidated financial statements.

Northern Dynasty Minerals Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Years ended December 31
	Notes	2010	2009

Cash flows from operating activities
(Loss) for the year		$(14,115)	$(12,740)
Adjustments for:
Impairment loss on marketable securities		–	15
Impairment loss on property, plant and equipment		–	11
Donation of shares		–	437
Foreign exchange loss		20	130
Income tax expense (recovery)		30	(25)
Interest income		(544)	(335)
Share-based compensation		8,373	8,479
		(6,236)	(4,028)
Changes in non-cash working capital items
Increase in amounts receivable and other assets		(91)	(17)
(Increase) decrease in balances receivable from related parties		(20)	94
Increase in amounts payable and other liabilities		259	45
Decrease in balances payable to related parties		102	–
		250	122

Net cash (used in) operating activities		(5,986)	(3,906)

Cash flows from investing activities
Interest income		387	335
Loan advanced	4	(2,979)	–
Mineral property interest	4	(1,055)	–
Net cash (used in) generated by investing activities		(3,647)	335

Cash flows from financing activities
Common shares issued for cash, net of issue costs	7	5,160	2,630
Net cash generated by financing activities		5,160	2,630

Net decrease in cash and cash equivalents		(4,473)	(941)
Effect of exchange rate fluctuations on cash held		(20)	(130)
Cash and cash equivalents at beginning of the year		44,895	45,966

Cash and cash equivalents at end of the year		$40,402	$44,895

The accompanying notes are an integral part of these  consolidated financial statements.

Northern Dynasty Minerals Ltd.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian Dollars, except for share information)

	Share capital		Reserves
			Equity settled	Foreign
			share-based	currency	Investment
			payments	translation	revaluation
	Number of shares	Amount	reserve	reserve	reserve	Deficit	Total

Restated balance at January 1, 2009	92,543,639	$365,202	$25,088	$21,808	$(14)	$(248,769)	$163,315
Shares issued for cash on exercise of options	555,337	2,630	–	–	–	–	2,630
Fair value of share options allocated to shares issued on exercise	–	2,391	(2,391)	–	–	–	–
Shares donated (note 7(b))	75,000	437	–	–	–	–	437
Share-based compensation	–	–	8,479	–	–	–	8,479
Cumulative loss reclassified to loss on impairment of marketable securities	–	–	–	–	15	–	15
Total comprehensive loss for the year	–	–	–	(16,065)	(1)	(12,740)	(28,806)
Balance at December 31, 2009	93,173,976	$370,660	$31,176	$5,743	$–	$(261,509)	$146,070

Shares issued for cash on exercise of options	1,003,090	5,160	–	–	–	–	5,160
Fair value of share options allocated to shares issued on exercise	–	4,750	(4,750)	–	–	–	–
Share-based compensation	–	–	8,373	–	–	–	8,373
Total comprehensive loss for the year	–	–	–	(5,427)	(1)	(14,115)	(19,543)
Balance at December 31, 2010	94,177,066	$380,570	$34,799	$316	$(1)	$(275,624)	$140,060

The accompanying  notes are an integral  part of these consolidated  financial  statements.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company’s corporate office is located at suite 1020, 800 West Pender Street, Vancouver, British Columbia. The consolidated financial statements of the Company as at and for the year ended December 31, 2010 consist of the Company and its subsidiaries (note 10) (together referred to as the "Group" and individually as "Group entities") and the Group’s interest in jointly controlled entities. The Company is the ultimate parent. The Group owns a 50% share in the Pebble Limited Partnership (the "Pebble Partnership") (note 3). The Pebble Partnership owns the Pebble Copper-Gold- Molybdenum Project (the "Pebble Project"), the Group’s principal mineral property interest located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring its mineral property interests and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the investment in the Pebble Partnership is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain the necessary financing to complete the exploration and development of the Pebble Project; obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the investment in the Pebble Partnership.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC").

(b)	Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at their fair value. In addition these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(c)	Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Group and all its subsidiaries (note 10).

The Group has determined that its investment in the Pebble Partnership, a 50:50 limited partnership between the Group and Anglo American plc ("Anglo American"), each through wholly-owned affiliates,

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures. The Group has elected to apply the equity method to account for its interest in the Pebble Partnership (note 3). The investment is carried in the statement of financial position at cost and adjusted by post- acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment losses. As the Group’s investment is carried in US dollars, the investment is translated at the end of each reporting period (note 3).

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in full on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the acquisition-date fair values of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

At the acquisition date the identifiable assets acquired and the liabilities assumed and any contingent liabilities are recognized at their fair values at the acquisition date, except for:

assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non- current Assets Held for Sale and Discontinued Operations ("IFRS 5") are measured in accordance with that Standard;

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively; and

liabilities or equity instruments related to share-based payment arrangements of the acquiree or the replacement by the Group of an acquiree’s share-based payment arrangements, which are measured in accordance with IFRS 2, Share-based Payment.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date - and is subject to a maximum of one year.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The interest of non-controlling shareholders in the acquiree is initially measured at the non- controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

(e)	Interests in Joint Ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in a jointly controlled entity ("JCE"), under the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, the Group’s interest in the JCE is carried in the consolidated financial statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the JCE less any impairment in the value of the investment. Losses in excess of the Group’s interest in that JCE are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the JCE.

Any excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets, liabilities and contingent liabilities of the JCE recognized at the date of the acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the JCE and is assessed for impairment as part of that JCE. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When a group entity transacts with a JCE of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

(f)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of the Pebble Partnership is US dollars and for all other entities within the Group, the functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(g)	Financial Instruments

Non-derivative financial assets:

The Group has the following non-derivative financial assets~~:~~ financial assets at fair value through profit or loss, available-for-sale financial assets, and loans and receivables.

Financial assets at fair value through profit or loss ("FVTPL")

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Available-for-sale financial assets

Available-for-sale ("AFS") financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets as at FVTPL. The Group’s investments in marketable securities are classified as AFS financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable including the loan receivable from Liberty Star (note 5(a)) and balances receivable from a related party.

Cash and Cash Equivalents (note (j))

Non-derivative financial liabilities:

The group has the following non-derivative financial liabilities: amounts payable and other liabilities and balances payable to a related party.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

Derivative financial assets:

The loan advance provided by the Group as part of its consideration for claims purchased (note 4) has an equity conversion option. This equity conversion feature has been determined to be an embedded derivative which requires separation from the loan receivable. For embedded derivatives identified for separation, the fair value of the derivative must be calculated as of the inception date and at each

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

reporting date subsequent to the inception date. The Group has determined that the fair value of the equity conversion option at the date of inception and at December 31, 2010, is of nominal value as the earn-in and joint venture agreement ("JV Agreement") has not been entered into and the first US$1 million has still to be incurred by the Group in respect to the JV Agreement claims (note 5(a)).

(h)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Group has obtained the legal rights to explore an area are recognized in profit or loss.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation ("E&E") assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;
title to the asset is compromised;
adverse changes in the taxation and regulatory environment;
adverse changes in variations in commodity prices and markets; and
variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(i)	Property, Plant and Equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the declining balance method at various rates ranging from 20% - 30% per annum.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of plant and equipment consists of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

(j)	Cash and Cash Equivalents

Cash and cash equivalents in the statement of financial position comprise cash and investments held at major financial institutions which are readily convertible into a known amount of cash. The Group’s cash and cash equivalents are invested in business and savings accounts and guaranteed investment certificates which are available on demand by the Group for its programs.

(k)	Impairment

At the end of each reporting period the carrying amounts of the Group’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash- generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(l)	Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

(m)	Share-based Payment Transactions

The share purchase option plan allows Group employees and consultants to acquire shares of the Group. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date for each tranche which is expensed on a straight line basis over the vesting period with a corresponding increase in equity. The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

(n)	Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(o)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is immaterial.

(p)	Loss per Share

The Group presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(q)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

The Group’s core mineral property interest, the Pebble Project, held through the 50% interest in the Pebble Partnership, is located in Alaska, USA. The new claims recently purchased during the year are located adjacent to the Pebble Project (note 4). All other significant assets are held within Canada.

(r)	Significant Accounting Estimates and Judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

	i.	the recoverability of amounts receivable which are included in the consolidated statements of financial position;

	ii.	the carrying value and the recoverability of the carrying value of the investment in the Pebble Partnership included in the consolidated statements of financial position;

	iii.	the carrying value and the recoverability of the carrying value of the mineral property interest included in the consolidated statements of financial position;

	iv.	the inputs used in accounting for share-based compensation expense in loss; and

	v.	the provision for the income tax expense which is included in profit or loss and the composition of deferred income tax liabilities included in the consolidated statements of financial position.

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves assessments made by management.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(s)	Accounting Standards, Interpretations and Amendments to Existing Standards

Effective January 1, 2010, the Group adopted new and revised IFRS that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

	(a)	Amendments to IFRS 2 Share-based Payment – Group Cash-settled Share-based Payment Transactions

The amendments clarify the scope of IFRS 2, as well as the accounting for group cash-settled share-based payment transactions in the separate (or individual) financial statements of an entity receiving the goods or services when another group entity or shareholder has the obligation to settle the award.

	(b)	Amendments to IFRS 3 Business Combinations

The main amendments to IFRS 3 Business Combinations include:

(i) The revised standard also applies to business combinations involving only mutual entities and to business combinations achieved by contract alone.
(ii)

The definition of a business has been amended to clarify that it can include a set of activities and assets that are not being operated as a business, as long as an acquirer is capable of operating the set of activities and assets as a business.

(iii) All business combinations are accounted for by applying the acquisition method (previously the purchase method).
(iv)

The acquirer can elect to measure any non-controlling interest at fair value at the acquisition date, or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

(v) Subsequent recognition of deferred tax assets acquired in a business combination that did not satisfy the criteria for recognition at the acquisition date would be recognized in profit or loss.

This standard applies prospectively to acquisitions with a date on or after the beginning of the first annual period beginning on or after July 1, 2009.

	(c)	Amendments to IFRS 2 Share-based Payments and IFRS 3 Business Combinations

The amendments clarify that business combinations as defined in IFRS 3 (2008) are outside the scope of IFRS 2, notwithstanding that they may be outside the scope of IFRS 3. As a result, business combinations amongst entities under common control and the contribution of a business upon the formation of a joint venture will not be accounted for under IFRS 2.

	(d)	Amendments to IFRS 8 Operating Segments

The amendments clarify that disclosing segment information with respect to total assets is only required if such information is regularly reported to the chief operating decision maker.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(e)	Amendments to IAS 7 Statement of Cash Flows

The amendments clarify that only expenditures that result in the recognition of an asset can be classified as a cash flow from investing activities.

(f)	Amendments to IAS 17 Leases

The IASB deleted guidance stating that a lease of land with an indefinite economic life normally is classified as an operating lease, unless at the end of the lease term title is expected to pass to the lessee. The amendments also clarify that when a lease includes both the land and building elements, an entity should determine the classification of each element taking into account the fact that land normally has an indefinite economic life.

(g)	Amendments to IAS 27 Consolidated and Separate Financial Statements

The main amendments to IAS 27 Consolidated and Separate Financial Statements are as follows:

(i)

Changes in a parent’s ownership interest that do not result in the loss of control of a controlled subsidiary are accounted for as equity transactions. Accordingly, acquisitions of additional non-controlling interests are accounted for as equity transactions. Disposals of equity interests while retaining control are accounted for as equity transactions.

(ii) Transactions resulting in a loss of control would cause a gain or loss to be recognized in profit or loss.
(iii)

Losses applicable to the non-controlling interests, including negative other comprehensive income, are allocated to non-controlling interests even if doing so causes the non-controlling interests to have a negative balance.

(h)	Amendments to IAS 36 Impairment of Assets

The amendments clarify that the largest unit to which goodwill should be allocated is the operating segment level. This amendment applies prospectively.

(i)	Amendments to IAS 38 Intangible Assets

The amendments clarify that an intangible asset that is separable only together with a related contract, identifiable asset or liability is recognized separately from goodwill together with the related item, and that complementary intangible assets with similar useful lives may be recognized as a single asset. The amendments also describe valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination for which no active market exists. These amendments are applied prospectively.

(j)	Amendments to IAS 39 Financial Instruments: Recognition and Measurement

The main amendments consist of:

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(i)	Additional guidance provided to help determine whether loan prepayment penalties result in an embedded derivative that needs to be separated.
(ii)

Clarification that the scope exemption is restricted to forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination at a future acquisition date within a reasonable period normally necessary to obtain any required approvals and to complete the transaction.

(iii)

Clarification that the gains or losses on a cash flow hedge should be reclassified from other comprehensive income to profit or loss during the period that the hedged forecast cash flows impact profit or loss.

The amendments apply prospectively to all unexpired contracts from the date of adoption.

Accounting standards issued but not yet effective

(i)	Effective for annual periods beginning on or after February 1, 2010

Amendment to IAS 32 Financial Instruments: Presentation

Rights, options or warrants to acquire a fixed number of the Group’s equity instruments for a fixed amount of any currency will be allowed to be classified as equity instruments so long as the Group offers the rights, options or warrants pro rata to all of the Group’s existing owners of the same class of the Group’s non- derivative equity instruments.

(ii)	Effective for annual periods beginning on or after July 1, 2010

Amendments to IFRS 3 Business Combinations

Clarification that the contingent consideration arising in a business combination previously accounted for in accordance with IFRS 3 that is outstanding at the adoption date continues to be accounted for in accordance with IFRS 3.

Limiting the accounting policy choice to measure non-controlling interests upon initial recognition at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets to instruments that give rise to a present ownership interest and that currently entitle the holder to a share of net assets in the event of liquidation.

Expansion of the guidance with regards to the attribution of the market-based measure of an acquirer’s share-based payment awards issued in exchange for acquiree awards.

Amendments to IAS 27 Consolidated and Separate Financial Statements

Clarification that the amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, IAS 28 Investments in Associates, and IAS 31 Interests in Joint Ventures resulting from IAS 27 should be applied prospectively, except for amendments resulting from renumbering.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(iii)	Effective for annual periods beginning on or after January 1, 2011

Amendments to IFRS 7 Financial Instruments: Disclosures

Amendment to disclosure requirements, specifically ensuring qualitative disclosures are made in close proximity to quantitative disclosures in order to better enable financial statement users to evaluate an entity’s exposure to risks arising from financial instruments.

Amendments to IAS 1 Presentation of Financial Statements

Clarification that the breakdown of changes in equity resulting from transactions recognized in other comprehensive income is required to be presented in the statement of changes in equity or in the notes to the financial statements.

Amendments to IAS 24 Related Party Disclosures

Amendment of the definition for related parties.

Amendments to IAS 34 Interim Financial Reporting

Addition of further examples of events or transactions that require disclosure and removal of references to materiality when discussing other minimum disclosures.

(iv)	Effective for annual periods beginning on or after July 1, 2011

Amendments to IFRS 7 Financial Instruments: Disclosures

Increase in disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

(v)	Effective for annual periods beginning on or after January 1, 2013

New standard IFRS 9 Financial Instruments
Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement

The Group has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

3.	INVESTMENT IN THE PEBBLE LIMITED PARTNERSHIP

On July 26, 2007, the Group converted a wholly-owned general partnership, formed in 2006 to hold its Pebble Property interest, into a limited partnership, the Pebble Partnership, so that an indirect wholly-owned subsidiary of Anglo American plc ("Anglo American") could subscribe for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Group and Anglo American has equal rights in the Pebble Partnership through wholly-owned affiliates. The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The Pebble Partnership's assets include the shares of two Alaskan subsidiaries which hold registered title to the claims. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion, potentially increasing to US$1.5 billion, as discussed below.

Anglo American’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008) towards a prefeasibility report. The prefeasibility report is to be approved by the Board of the general partner (Pebble Mines Corp.), and is to summarize all previous prefeasibility studies and provide approved alternatives for a final feasibility study. After approval of a receipt of the approved Prefeasibility Report, Anglo American is required, in order to retain its 50% interest in the Pebble Partnership, to commit to further expenditures which bring Anglo American’s total investment to at least US$450 million, which amount is to be expended in producing a final feasibility study and in related activities, including to obtain relevant permits contemplated for current and planned activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo American is required to commit to the remainder of the total investment of US$1.425 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.425 billion expenditure, any further expenditure will be funded by Anglo American and Northern Dynasty on a 50:50 basis. If the feasibility study is completed after 2011, Anglo American’s overall funding requirement increases from US$1.425 billion to US$1.5 billion. To December 31 2010, Anglo American has funded US$319.9 million ($340.2 million). The Pebble Partnership agreement provides for equal project control rights for both partners with no operator’s fees payable to either party.

The Group has determined that its investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures, and has elected to apply the equity method in accounting for its interest in the Pebble Partnership. The Group has not recognized any share of the losses in the Pebble Partnership since inception as the Group has no obligation in respect to these losses as the agreement with Anglo American states that the distribution of losses funded by Anglo American are allocated 100% to Anglo American until the total investment of US$1.425 billion is met. For the year ended December 31, 2010, the Pebble Partnership has incurred losses totaling $68,803 (2009 – $68,330). Cumulative losses since inception of the Pebble Partnership to December 31, 2010 total $332,856 (2009 – $264,053). The accounting policies of the Pebble Partnership are the same as those followed by the Group. The Group’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are taken directly to the foreign currency translation reserve in other comprehensive loss.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Investment in the Pebble Partnership	As at December 31	As at December 31
	2010	2009
Carrying value at the beginning of the year	$104,937	$121,611
Foreign currency translation (note 7(d))	(5,631)	(16,674)
Carrying value at the end of the period	$99,306	$104,937

Summary financial information for the equity accounted investee, not adjusted for the percentage ownership held by the Group, is as follows:

Assets and Liabilities	As at December 31	As at December 31
	2010	2009
Ownership	50%	50%

Non-current assets	$99,451	$104,820
Current assets	14,825	6,691
Total assets	$114,276	$111,511

Current liabilities	5,011	3,268
Total liabilities	$5,011	$3,268

Losses	For the year ended December 31
	2010	2009
Net loss for the year	$68,803	$68,330
Net cumulative losses	332,856	264,053

The net loss or the cumulative losses of the Pebble Partnership have not been included in the financial statements of the Group.

4.	MINERAL PROPERTY INTEREST

On June 29, 2010, the Group entered into a binding letter agreement with Liberty Star Uranium & Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 60.7 square kilometers of mineral claims located to the west of the Pebble Project in consideration for a US$1 million (approximately $1.1 million) cash payment and a loan advance of US$3 million (approximately $3.1 million). The purchase of the claims and the loan advance are interdependent (note 5(a)). The Pebble Partnership had the right, for a limited period which has now expired, to acquire these claims but has declined to exercise that right.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	As at December 31	As at December 31
	2010	2009
Amounts receivable	$132	$39
Loan receivable (a)	3,136	–
Other assets – prepayments	140	142
Total	$3,408	$181

(a)	Loan receivable

The loan receivable from Liberty Star earns 10% interest per annum calculated monthly. To date $157 has been recognized in interest income and included in the loan receivable. Other significant terms of the loan receivable include:

i.

The loan is secured by assets and mining claims owned by Liberty Star in Alaska, USA, in which the Group can earn a 60% interest if it spends US$10 million in exploration and claim maintenance over 6 years, subject to the signing of a definitive earn-in and joint venture agreement ("JV Agreement"). No definitive JV Agreement has been entered into as of the reporting date.

	ii.	The loan is to be paid back to the Group upon 45 days notice after the earlier of:
		a.	The completion of the earn-in expenditure; or
		b.	The Group decides to voluntarily terminate the JV Agreement provided the Group has spent at least US$1 million in earn-in expenditures; or
		c.	Liberty Star terminates the JV Agreement due to a superior 3rd party offer.
	iii.	The Group may elect to deem the outstanding loan (including interest) as part of its earn-in requirements. The Group can only consider this once a definitive JV Agreement has been entered into.
iv.

The loan is convertible until the loan is repaid or deemed repaid, into common shares of Liberty Star based on a 5 day volume weighted average share price less the maximum allowable discount applicable as if Liberty Star shares were listed on the TSX Venture Exchange, provided that the Group has spent a minimum US$1 million in earn-in expenditures. To December 31, 2010, the Group had not expended US$1 million in earn-in expenditures.

v.

In addition to the above, the Group can require repayment of the loan and repayment will be due within 45 days thereof, because no definitive JV Agreement was entered into by the Group and Liberty Star within 60 days from the date of advancement of the loan.

	vi.	The loan may be pre-paid by Liberty Star without penalty at any time on 10 days’ prior notice, during which the Group’s conversion rights will be unaffected.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

6.	CASH AND CASH EQUIVALENTS

	As at December 31	As at December 31
	2010	2009
Business and savings accounts	$31,207	$39,688
Guaranteed Investment Certificates	9,195	5,207
Total	$40,402	$44,895

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2010, the authorized share capital comprised an unlimited (2009 – unlimited) number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Issued Share Capital

At December 31, 2010 the issued share capital comprised 94,177,066 common shares (2009 – 93,173,976).

In 2009, the Group donated shares to the Britannia Beach Historical Society, a registered charitable organization that owns and operates the British Columbia Museum of Mining. The Group recognized $437 as the cost of the donation of the shares along with the corresponding share capital value based on the quoted market value per common share on date of issue.

(c)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2008 Rolling Option Plan") is based on the maximum number of eligible shares equalling a rolling percentage of 10% of the Group's outstanding common shares, calculated from time to time. Pursuant to the 2008 Rolling Option Plan, if outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Group increases, then the share purchase options available to grant under the plan increase proportionately. The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5-day volume weighted average trading price as calculated pursuant to TSX policies. Share purchase options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The continuity of share purchase options for the year ended December 31, 2010 was as follows:

	Exercise
	price per	Dec 31				Dec 31
Expiry date	share	2009	Granted	Exercised	Forfeited	2010
April 14, 2011	$ 9.74	27,500	–	(5,000)	–	22,500
April 30, 2011	$ 7.25	180,000	–	–	–	180,000
October 27, 2011	$ 3.00	134,908	–	(45,806)	(4,409)	84,693
February 2, 2012	$ 5.00	474,834	–	(109,166)	–	365,668
February 4, 2012	$ 5.00	1,737,202	–	(548,482)	(62,835)	1,125,885
February 20, 2012	$10.95	150,000	–	–	–	150,000
March 26, 2012	$ 8.25	25,000	–	–	–	25,000
April 11, 2013	$ 9.74	75,000	–	–	–	75,000
May 27, 2013	$ 7.59	–	1,702,000	(99,970)	–	1,602,030
August 22, 2013	$ 5.35	40,000	–	–	–	40,000
October 27, 2013	$ 3.00	130,000	–	(23,000)	–	107,000
February 2, 2014	$ 5.00	2,018,000	–	(25,000)	–	1,993,000
February 4, 2014	$ 5.00	220,000	–	(146,666)	–	73,334
May 27, 2015	$ 7.59	–	951,000	–	–	951,000
		5,212,444	2,653,000	(1,003,090)	(67,244)	6,795,110

Weighted average exercise price per share		$5.26	$7.59	$5.14	$4.87	$6.19
Weighted average contractual remaining life (years)		2.99				2.50
Weighted average share price per share on exercise				$10.20

During the year, the Group granted 2,653,000 share purchase options to purchase common shares at an exercise price of $7.59 per common share. Of the share purchase options granted, 25,000 were issued to a non employee for the provision of investor relations advisory services. The Group determined that given the nature of the services being provided, it could not determine the fair value of these services reliably. As a consequence, the Group estimated that the value of these services approximates the fair value of the share purchase options granted measured using the Black Scholes option pricing model which at December 31, 2010 amounted to $94.

The Group also cancelled 67,244 share purchase options due to forfeitures as a result of terminations and resignations, with an average exercise price of $4.87 and with expiry dates of October 27, 2011 and February 4, 2012.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The continuity of share purchase options for the year ended December 31, 2009 was as follows:

	Exercise
	price per	Dec 31			Forfeited /	Dec 31
Expiry date	share	2008	Granted	Exercised	cancelled	2009
April 30, 2009	$ 7.25	359,400	–	(15,000)	(344,400)	–
April 30, 2009	$ 9.81	50,000	–	–	(50,000)	–
April 30, 2009	$10.32	593,000	–	–	(593,000)	–
April 14, 2011	$ 9.74	1,461,668	–	–	(1,434,168)	27,500
April 30, 2011	$ 7.25	945,000	–	–	(765,000)	180,000
October 27, 2011	$ 3.00	221,877	–	(80,340)	(6,629)	134,908
February 2, 2012	$ 5.00	–	529,000	(54,166)	–	474,834
February 4, 2012	$ 5.00	–	2,168,200	(350,831)	(80,167)	1,737,202
February 20, 2012	$10.95	828,000	–	–	(678,000)	150,000
March 26, 2012	$ 8.25	–	25,000	–	–	25,000
April 11, 2013	$ 9.74	753,000	–	–	(678,000)	75,000
August 22, 2013	$ 5.35	40,000	–	–	–	40,000
October 27, 2013	$ 3.00	140,000	–	(10,000)	–	130,000
February 2, 2014	$ 5.00	–	2,063,000	(45,000)	–	2,018,000
February 4, 2014	$ 5.00	–	220,000	–	–	220,000
		5,391,945	5,005,200	(555,337)	(4,629,364)	5,212,444

Weighted average exercise price per share		$8.90	$5.02	$4.74	$9.30	$5.26
Weighted average contractual remaining life (years)		2.44				2.99
Weighted average share price per share on exercise				$8.74

During 2009, the Group granted 5,005,200 share purchase options to purchase common shares at an average exercise price of $5.02 per common share. The Group also cancelled 4,629,364 share purchase options with exercise prices between $3.00 and $10.95 and with various expiry dates between April 30, 2009 and April 11, 2013. The Group determined that of the share purchase options granted, 2,243,700 were replacement options for 4,462,400 of the cancelled options and determined that a modification of these cancelled options had occurred for accounting purposes. For modified options, the compensation expense is based on the fair value of the options on the modification date less the fair value of the original options based on the shorter of the remaining life of the old option or the expected life of the modified option.

Included in the 2009 share purchase options were 25,000 share purchase options to a non employee for geological advisory services. The Group determined that the services that were provided and services to be provided could not be measured reliably. As a result the Group estimated the fair value of these services approximated the fair value of the share purchase options granted measured using the Black Scholes option pricing model and amounted to $20.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The following share purchase options were exercisable at December 31, 2010 and 2009:

		At December 31, 2010		At December 31, 2009
		Number of	Number of	Number of	Number of
	Exercise price	options	options	options	options
Expiry date	per share	outstanding	exercisable	outstanding	exercisable
April 14, 2011	$ 9.74	22,500	22,500	27,500	18,333
April 30, 2011	$ 7.25	180,000	180,000	180,000	180,000
October 27, 2011	$ 3.00	84,693	84,693	134,908	64,578
February 2, 2012	$ 5.00	365,668	189,335	474,834	122,167
February 4, 2012	$ 5.00	1,125,885	510,718	1,737,202	365,869
February 20, 2012	$10.95	150,000	150,000	150,000	150,000
March 26, 2012	$ 8.25	25,000	16,667	25,000	8,333
April 11, 2013	$ 9.74	75,000	75,000	75,000	50,000
May 27, 2013	$ 7.59	1,602,030	467,363	–	–
August 22, 2013	$ 5.35	40,000	40,000	40,000	26,667
October 27, 2013	$ 3.00	107,000	107,000	130,000	83,333
February 2, 2014	$ 5.00	1,993,000	1,305,333	2,018,000	642,667
February 4, 2014	$ 5.00	73,334	–	220,000	73,333
May 27, 2015	$ 7.59	951,000	317,000	–	–
		6,795,110	3,465,609	5,212,444	1,785,280

Weighted average exercise price per share		$6.19	$6.00	$5.26	$5.76

The weighted average fair value of the share purchase options granted during the year is $3.88 (2009 – $2.14) . Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Years Ended December 31
	2010	2009
Risk-free interest rate	2.36%	1.79%
Expected life	3.72 years	3.88 years
Expected volatility	65%	64%
Grant date share price	$7.87	$5.41
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. The Group determines volatility using historical closing prices as a basis for expected volatility from three to five years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Group's share purchase options.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(d)	Foreign Currency Translation Reserve

	2010	2009
Balance at beginning of year	$5,743	$21,808
Exchange loss on translation of investment in the Pebble
Partnership	(5,631)	(16,674)
Deferred income tax on investment (note 13)	204	609
Balance at the end of year	$316	$5,743

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the investment in the Pebble Partnership which has a US dollar functional currency and related tax effect that have been recognized in other comprehensive loss.

(e)	Investment Revaluation Reserve

	2010	2009
Balance at beginning of year	$–	$(14)
Loss on revaluation of investment in AFS marketable securities	(1)	(1)
Cumulative loss reclassified to loss on Impairment of AFS
marketable securities	–	15
Balance at the end of year	$(1)	$–

The investment revaluation reserve represents accumulated gains and losses arising on the revaluation of AFS marketable securities that have been recognized in other comprehensive loss. During the year ended December 31, 2009, the Group determined that these marketable securities were impaired due to the prolonged decline in the market price since receipt of the marketable securities and the balance was reclassified to loss.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

The following entities transacted with the Group in the reporting period. The terms and conditions of the transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm’s length basis.

Transactions with Key Management Personnel

The aggregate value of transactions with key management personnel being directors and senior management comprising the senior Vice President ("VP"), Corporate Development; VP, Engineering and VP, Public Affairs were as follows:

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

	For the Years Ended December 31
Compensation	2010	2009
Salaries	$1,046	$976
Share-based compensation	4,148	3,102
Total	$5,194	$4,078

Transactions with other Related Parties

The aggregate value of transactions and outstanding balances with related parties were as follows:

	For the Years Ended December 31
Transactions	2010	2009

Services rendered to the Group:
Hunter Dickinson Services Inc. (a)	$2,783	$1,588
Sidev Holdings Ltd. (b)	–	3
Total for services rendered	$2,783	$1,591

Reimbursement of third party expenses incurred on behalf of the
Group:
Hunter Dickinson Services Inc. (a)	$714	$593
Total reimbursed by the Group	$714	$593

Reimbursement of third party expenses incurred by the Group:
Pebble Partnership (c)	$(134)	$–
Total reimbursed (to) the Group	$(134)	$–

	As at December 31	As at December 31
Related party balances receivable	2010	2009

Hunter Dickinson Services Inc. (a)	$–	$55
Pebble Partnership (c)	75	–
Total	$75	$55

	As at December 31	As at December 31
Related party balances payable	2010	2009
Hunter Dickinson Service Inc. (a)	$102	$–

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company which was previously owned equally by eight public companies, one of which was the Group. During the year, the Group sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Group and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Group and its subsidiaries pursuant to annually set rates.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(b)

Sidev Holdings Ltd. is a private company controlled by a former director of Pebble East Claims Corp., a wholly owned private US subsidiary of the Pebble Partnership, which provided project management services at market rates.

(c)	The Group paid consultants fees on behalf of the Pebble Partnership in the normal course of operations.

9.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	As at December 31	As at December 31
Falling due within the year	2010	2009
Trade payables	$452	$193

10.	SUBSIDIARIES

		Proportion of Ownership
Name of Subsidiary	Place of Incorporation	Interest	Principal Activity
3537137 Canada Inc.	British Columbia, Canada	100%	Holding Group
0796412 BC Ltd.	British Columbia, Canada	100%	Not active
Northern Dynasty Partnership[1]	Alaska, USA	100%	Holding Group
U5 Resources Inc.[2]	Nevada, USA	100%	Holding Company

1.	The Group’s affiliate which holds the Group’s 50% interest in the Pebble Partnership (note 3).
2.	The Group’s subsidiary which holds the claims purchased from Liberty Star (note 4).

11.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the year ended December 31, 2010 was based on the loss attributable to common shareholders of $14,115 (2009 – $12,740) and the weighted average number of common shares outstanding of 93,778,967 (2009– 92,828,293) respectively.

Diluted loss per share did not include the effect of 6,795,110 (2009 – 5,212,444) share purchase options as they are anti-dilutive.

12.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. The Group limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group for its programs.

The Group’s loan receivable from Liberty Star (note 5(a)) is secured over other claims and assets owned by Liberty Star in Alaska, USA. Management has assessed the recoverability of the loan as at the end of the reporting period and based on financial information available on Liberty Star, management has concluded that there is no objective evidence of impairment to the loan and considers the full amount to be recoverable.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group’s cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on demand.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Except for 2008, the Company has issued common shares in each of the past few years pursuant to private placement financings and the exercise of warrants and/or share purchase options. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The funding of expenditures on the Pebble Project held through the Pebble Partnership is currently being provided by Anglo American. Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has approximately $40 million in cash and cash equivalents for its own operating requirements. With the Pebble Project being funded by Anglo American for 2011, and given the Company’s holdings of cash and cash equivalents, the Company believes it has sufficient sources to cover its short to medium term cash requirements.

As discussed in Note 3, the Company is in a 50:50 limited partnership with Anglo American. Each of the Company and Anglo American effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion, increasing to US$1.5 billion if the feasibility study is completed past 2011, over a period of several years. Anglo American completed the initial US$125 million commitment to fund prefeasibility study expenditures in 2008, plus additional expenditures approved. If a prefeasibility study is completed and the decision is to proceed, in order to retain its 50% interest, Anglo American is required to commit to further expenditures which will bring its total investment to at least US$450 million, which amount is to be expended producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision to develop a mine, Anglo American is required to commit to the remainder of the total investment of US$1.425 billion to US$1.5 billion in order to retain its 50% interest in the Pebble Partnership.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

At December 31, 2010, the Company had working capital of approximately $43.3 million as compared to $44.9 million at December 31, 2009.

The Group has no contractual obligations other than current trade and related party payables (notes 8 and 9).

Foreign exchange risk

The Group is exposed to foreign exchange risk as some of its cash and cash equivalents are held in US dollars. Also certain of the Group’s corporate expenses are incurred in US dollars. As a consequence, the Group’s results from its operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Group and may also affect the value of the Group’s assets and the amount of shareholders’ equity.

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Group’s cash and cash equivalents, amounts receivable and amounts receivable from related parties to foreign exchange risk is as follows:

Currency	As at December 31, 2010		As at December 31, 2009
	Foreign currency	Amount in	Foreign currency	Amount in
	amount	Canadian dollars	amount	Canadian dollars
US dollars
Amounts receivable	$3,153	$3,136	$–	$–
Cash and cash equivalents	49	48	651	684
Total financial assets	$3,202	$3,184	$651	$684

The exposure of the Group’s amounts payable and other liabilities and amounts due to related parties to foreign exchange risk is as follows:

Currency	As at December 31, 2010		As at December 31, 2009
	Foreign currency	Amount in	Foreign currency	Amount in
	amount	Canadian dollars	amount	Canadian dollars
US dollars
Amounts payable and other
liabilities	$1	$1	$1	$1
Total financial liabilities	$1	$1	$1	$1

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar against the US dollar would result in a decrease in the loss of approximately $318 in the year (2009 – $68). This sensitivity analysis includes only outstanding foreign currency denominated monetary items, and excludes the effect of any translation adjustments for the investment in the Pebble Partnership.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Interest rate risk

The Group is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in the loss of approximately $400 in the year (2009 – $385).

Commodity price risk

While the value of the Group’s core mineral resource property, held through its 50% interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Group currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have historically fluctuated widely and are affected by numerous factors outside of the Group's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Group's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Group's approach to capital management during the year.

The Group is not subject to any externally imposed capital requirements.

Fair value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

	Financial assets at fair value as at December 31, 2010
	Level 1	Level 2	Level 3	Total
Available for sale financial assets
Marketable securities	$1	$–	$–	$1
Total financial assets at fair value	$1	$–	$–	$1

	Financial assets at fair value as at December 31, 2009
	Level 1	Level 2	Level 3	Total
Available for sale financial assets
Marketable securities	$2	$–	$–	$2
Total financial assets at fair value	$2	$–	$–	$2

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

13.	INCOME TAX EXPENSE

	Years Ended December 31
	2010	2009
Current tax expense
Current period	$–	$–

Deferred tax expense (recovery)
Current period	30	(25)
Deferred income tax liabilities	30	(25)

Total income tax expense (recovery)	$30	$(25)

	Years Ended December 31
Reconciliation of effective tax rate	2010	2009	2010	2009

(Loss) for the period			$(14,115)	$(12,740)
Total income tax expense (recovery)			30	(25)
(Loss) excluding income tax			(14,085)	(12,765)
Income tax using the Company's domestic tax rate	28.5%	30.0%	(4,014)	(3,830)
Non-deductible expenses	(17.2)%	(20.2)%	2,416	2,579
Reduction in statutory tax rates	(1.4)%	(1.6)%	196	208
Foreign exchange	(1.4)%	(4.8)%	204	609
Other	1.2%	5.0%	(174)	(633)
Deferred income tax assets not recognized	(9.9)%	(8.2)%	1,402	1,042
	(0.2)%	0.2%	$30	$(25)

Deferred income tax assets (liabilities)	As at December 31	As at December 31
	2010	2009
Resource pool	$19,861	$20,987
Tax losses	1,817	1,508
Net deferred income tax assets	21,678	22,495
Investment in the Pebble Partnership	(25,311)	(26,302)
Net deferred income tax liability	$(3,633)	$(3,807)

At December 31, 2010, the Group had available non- capital losses for income tax purposes in Canada totaling approximately $19.4 million (2009 – $14.5 million), expiring in various years from 2026 to 2030 assuming none are recoverable in one year. At December 31, 2010 the Group had available net operating losses from its branch operations in the United States of $70.9 million (2009 – $58.3 million), expiring in various years from 2022 to 2030.

The Group had approximately $202.5 million (2009 – $202.3 million) of resource tax pools available in Canada, which may be carried forward and utilized to reduce future taxes related to certain resource income. In addition, the Group had approximately $105.3 million (2009 – $122.9 million) of resource tax pools available from its investment in the Pebble Partnership, which may be used to shelter certain resource income in the United States.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

The Group had the following temporary differences at December 31, 2010 in respect of which no deferred tax asset has been recognized:

			Investment
Expiry		Resource	in Pebble
	Tax Losses	Pools	Partnership	Other
Within one year	$–	$–	$–	$–
One to five years	–	–	–	–
After five years	85,910	–	–	–
No expiry date	169	110,407	19,257	952
	$86,079	$110,407	$19,257	$952

14.	COMMITMENTS AND CONTINGENCIES

Due to the nature of the Group’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, there are no matters that could have a material effect on the Group’s consolidated financial position or results of operations which require additional disclosure of in these consolidated financial statements.

15.	SUBSEQUENT EVENTS

The Group issued 567,063 common shares pursuant to the exercise of share purchase options with a weighted average exercise price of $5.56 per common share from January through March 28, 2011. The Group also cancelled 33,000 share purchase options which were forfeited on resignation with an exercise price of $7.59 during the same period.

The Group granted 2,198,000 share purchase options at an exercise price of $15.44 per common share with expiry dates of March 15, 2014 and 2016.